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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Bfinance US Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Clareville House, 26-27 Oxendon Street
(No. and Street)

London SW1Y 4EL
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George 603 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - if individual, state last, first, middle name)

2699 South Bayshore Drive, Miami, FL 33133
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bfinance US Ltd, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

State of New Hampshire
County of Rockingham

Signed or attested before me on 25 Aug 2016

by Kenneth George

, CFO

Signature and Title



Notary Public

EDWIN V. MELIN, Notary Public
My Commission Expires January 25, 2017

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).

(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Review report on management's assertion letter regarding (k)(2)(i) exemption.
(x) (p) Management's exemption report regarding (k)(2)(i) exemption.

BFINANCE US LIMITED

REPORT PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2016

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1	10
Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3	11
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT	12
EXEMPTION REPORT	13

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

bfinance US Limited
London, UK

We have audited the accompanying statement of financial condition of bfinance US Limited as of June 30, 2016, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of bfinance US Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of bfinance US Limited as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained on pages 10-11 has been subjected to audit procedures performed in conjunction with the audit of bfinance US Limited's financial statements. The supplemental information is the responsibility of bfinance US Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Kaufman Rossin & Co., P.A.

September 9, 2016
Miami, Florida

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

BFINANCE US LIMITED
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS		
CASH		77,244
ACCOUNTS RECEIVABLE		210,000
DUE FROM PARENT COMPANY		268
	$	287,512

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	17,100
SHAREHOLDER'S EQUITY		270,412
	$	287,512

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2016

REVENUE	$	210,000
EXPENSES		
Salaries		69,776
Professional fees		40,250
Travel		33,166
Occupancy		4,228
Foreign exchange loss		3,233
Miscellaneous		1,258
Total expenses		151,911
NET INCOME	$	58,089

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2016

	Common shares $1 par value; 1 share authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - June 30, 2015	1	$ 1	$ 360,530	$(148,208)	$ 212,323
Net income	-	-	-	58,089	58,089
Balances - June 30, 2016	1	$ 1	$ 360,530	$(90,119)	$ 270,412

See accompanying notes.

BFINANCE US LIMITED
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	58,089
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivables	(	210,000)
Due from related party	(	268)
Accounts payable and accrued liabilities		2,100
Total adjustments	(	208,168)
Net cash used in operating activities	(	150,079)
NET DECREASE IN CASH	(	150,079)
CASH - BEGINNING		227,323
CASH - ENDING	$	77,244

Supplemental Disclosure of Cash Flow Information:

Interest paid	$ -
Income taxes paid	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

bfinance US Limited (the Company), is a private limited company incorporated in England and Wales under the Companies Act of 2006 and domiciled in the United Kingdom. The Company is a wholly-owned subsidiary of bfinance International Limited (the Parent). The Company serves as a finder for unaffiliated private equity funds and other collective investment vehicles. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective March 11, 2014.

Effective for the year ending June 30, 2014, the Company adopted FASB Accounting Standards Update (ASU) No. 2014-10, *Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements*. This standard eliminates the requirements for development stage entities to (1) present inception-to-date information on the statements of operations, cash flows, and shareholder's equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of United Kingdom insured limits.

Accounts Receivable

Accounts receivable consists of uncollateralized customer obligations due under normal trade terms amounting to $70,000 and unbilled work in process for services rendered but not yet billed amounting to $140,000. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts receivable recorded are fully collectible and are therefore stated net realizable value, at June 30, 2016, management has no allowance for doubtful accounts.

Revenue Recognition

The Company recognizes revenues from fixed-price contracts on the percentage-of-performance method, measured by the percentage of cost incurred to date to estimated total cost for each contract and when realization is probable. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates will change within the near term.

Income Taxes

The Company's operations and domicile are in the United Kingdom, accordingly the Company is subject to income tax in the United Kingdom. The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of one year from the date the tax return was filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Concentration

The Company's revenue for the year ended June 30, 2016 and its accounts receivable balance as of June 30, 2016 are from one client.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At June 30, 2016, the Company's "Net Capital" was $57,505 which exceeded the requirements by $52,505 and the ratio of "Aggregate Indebtedness" to "Net Capital" was .30 to 1.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent and affiliated company for use of facilities, salaries and benefits of joint employees, liability insurance and other related operating expenses. During the period of July 1, 2015 through December 31, 2015, all operating expenses paid by the Parent and/or affiliate on behalf of the Company of approximately $73,000, which are not included in reports filed by the Company with FINRA or the SEC, were recorded on a separate "Schedule of Costs" as described in the management agreement. During the period of January 1, 2016 through June 30, 2016, all salary expenses attributed to delivery of services paid by the Parent and/or affiliate on behalf of the Company of approximately $127,000, which are not included in reports filed by the Company with FINRA or the SEC, were recorded on a separate "Schedule of Costs" as described in the management agreement. The Company is neither directly or indirectly liable for any of these expenses, accordingly, they are not recorded in the accompanying financial statements.

On January 1, 2016, the arrangement with the Parent and affiliated company was modified and for the period of January 1, 2016 through June 30, 2016, operating expenses paid by the Parent and/or affiliate on behalf of the Company were recorded in the books and records of the Company. During the year ended June 30, 2016, expenses paid to the Parent made under the agreement amounted to $75,000 and is included in expenses in the accompanying statement of operations.

The agreement is for a period of one year but may be canceled with written approval of each party and shall be extended for successive one year periods unless canceled by either party upon thirty days prior written notice.

NOTE 4. INCOME TAXES

At June 30, 2016, the Company has a deferred tax asset of approximately $1,000 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At June 30, 2016, the Company has a net operating loss carryforward of approximately $4,000. The net operating loss carryforward does not expire, and can be used as long as the Company is in business.

The effective tax rate differed from the statutory rate of 20% for the year ended June 30, 2016, principally due to the change in the deferred tax asset valuation allowance of approximately $30,000.

SUPPLEMENTAL INFORMATION

BFINANCE US LIMITED
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2016

CREDITS		
Shareholder's equity	$	270,412
DEBITS		
Accounts Receivable		210,000
Due from parent		268
TOTAL DEBITS		210,268
NET CAPITAL BEFORE HAIRCUT ON FOREIGN CURRENCY		60,144
HAIRCUT ON FOREIGN CURRENCY		2,639
NET CAPITAL		57,505
MINIMUM NET CAPITAL REQUIREMENT- GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $17,100		5,000
EXCESS NET CAPITAL	$	52,505
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.30 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	17,100

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

BFINANCE US LIMITED
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2016

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

bfinance US Limited
London, UK

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) bfinance US Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which bfinance US Limited claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) Special Account for the Exclusive Benefit of Customers, (the "exemption provisions") (2) bfinance US Limited stated that bfinance US Limited met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2016 without exception. bfinance US Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about bfinance US Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Kaufman Rossin & Co., P.A.

September 9, 2016
Miami, Florida

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

BFINANCE US LIMITED

EXEMPTION REPORT (AS REQUIRED BY SEC RULE 17a-5)
YEAR ENDED JUNE 30, 2016

(i) bfinance US Limited "the Company" claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i), Special Account for the Exclusive Benefit of Customers.

(ii) To the best of its knowledge and belief, for the year ended June 30, 2016, the Company has met the exemptive provision (k)(2)(i) under SEC Rule 15c3-3, without exception.

(iii) As stated in (ii) above, to the best of its knowledge and belief, throughout the year ended June 30, 2016, the Company experienced no exceptions while complying with exemptive provision (k)(2)(i) under SEC Rule 15c3-3.



(Signature)

9/9/2016
(Date)

FINOP/CFO
(Title)

See report of independent registered public accounting firm